Filed Pursuant to Rule 433

Registration No. 333-155301

November 25, 2008

Burlington Northern Santa Fe Corporation

7.00% Notes due February 1, 2014

Issuer:	Burlington Northern Santa Fe Corporation

Note Type:	Senior Unsecured Notes

Ratings:	Baa1/BBB (Moody’s / S&P)

Offering Format:	SEC Registered

Final Terms

Principal Amount:	$500,000,000

Benchmark:	UST 2.75% due October 31, 2013

Benchmark Yield:	2.007%

Re-offer Spread:	T + 500 bps

Re-offer Yield:	7.007%

Coupon:	7.00%

Price to Public:	99.983%

Coupon Dates:	February 1 and August 1

First Coupon Date:	February 1, 2009

Trade Date:	November 25, 2008

Settlement Date:	December 3, 2008

Maturity Date:	February 1, 2014

Make Whole Call:	T + 50 bps

Day Count Convention:	30/360

Denomination:	$2,000 x $1,000

CUSIP:	12189T BB9

Bookrunners:	Citigroup Global Markets Inc., Goldman, Sachs & Co. and J.P. Morgan Securities Inc.

Co-Managers:	BNP Paribas Securities Corp., BNY Mellon Capital Markets, LLC, U.S. Bancorp Investments, Inc. and Utendahl Capital Group, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.